April 29, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Calvert Variable Series, Inc.
              File numbers 811-3591 and 2-80154

Ladies and Gentlemen:

As Counsel to Calvert Variable Series, Inc., it is my opinion, based upon an examination of the Articles of Incorporation, Amendments, Restatements and By-Laws and such other original or photostatic copies of Fund records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion, that the securities being registered by this Post-Effective Amendment No. 58 will, when sold, be legally issued, fully paid and non-assessable.

Consent is hereby given to file this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund's Post-Effective Amendment No. 58 to its Registration Statement.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King
Assistant Secretary